            SUPPLEMENT TO OFFER TO PURCHASE DATED NOVEMBER 2, 1998
                       CITIZENS ACQUISITION CORPORATION

                         A WHOLLY OWNED SUBSIDIARY OF
                        ALLMERICA FINANCIAL CORPORATION
                 HAS INCREASED ITS OFFER TO PURCHASE FOR CASH
                   ALL OUTSTANDING SHARES OF COMMON STOCK OF
                             CITIZENS CORPORATION
                                      TO
                             $33.25 NET PER SHARE

--------------------------------------------------------------------------------
THIS OFFER AND YOUR RIGHT TO WITHDRAW YOUR TENDER WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 2, 1998, UNLESS EXTENDED.
--------------------------------------------------------------------------------

  Citizens Acquisition Corporation, a subsidiary of Allmerica Financial Corporation, is offering to purchase all of the outstanding shares of common stock of Citizens Corporation that Allmerica Financial Corporation or its subsidiaries do not already own.

  If you desire to tender all or any portion of your shares, you should either:

  . request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or

  . complete and sign the enclosed Letter of Transmittal, and mail or deliver it, together with any other required documents, to the Depositary and tender your shares to the Depositary by either:

    -- delivering your share certificates with the Letter of Transmittal, or

    -- arranging for your shares to be transferred by book-entry to the Depositary's account at DTC, as described on page 22 of the Offer to Purchase.

  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (in "street name") you must contact such person to tender your shares.

  You may direct any questions and requests for assistance to the Information Agent or the Dealer Managers at their addresses and telephone numbers shown on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

  THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THIS OFFER A NUMBER OF SHARES OF COMMON STOCK OF CITIZENS CORPORATION WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY ALLMERICA FINANCIAL CORPORATION OR ITS SUBSIDIARIES, CONSTITUTES AT LEAST 90% OF THE TOTAL SHARES OF COMMON STOCK OF CITIZENS CORPORATION OUTSTANDING. SEE "THE OFFER--CONDITIONS OF THE OFFER."

  If you desire to tender your shares but cannot before the offer expires because:

  . your certificates are not immediately available,

  . you are unable to deliver all of the documents required by the Letter of Transmittal prior to the expiration of the offer, or

  . you cannot complete the procedure for book-entry transfer on a timely basis,

then you may tender your shares by following the procedures for guaranteed delivery as described on pages 22-23 of the Offer to Purchase.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ----------------
                    The Dealer Managers for the Offer are:
                             GOLDMAN, SACHS & CO.
                               ----------------
               THE DATE OF THIS SUPPLEMENT IS NOVEMBER 17, 1998

                               TABLE OF CONTENTS

INTRODUCTION................................................................   3
SPECIAL FACTORS.............................................................   3
  Background................................................................   3
  Fairness of the Transaction...............................................   4
  Certain Litigation........................................................   6
THE AMENDED OFFER...........................................................   6
  Amended Terms of the Offer................................................   6
  Procedure for Tendering Shares............................................   7
  Price Range of Shares; Dividends..........................................   8
  Selected Financial Information of AFC.....................................   8
  Selected Financial Information of Citizens................................  10
  Source and Amount of Funds................................................  11
  Miscellaneous.............................................................  11

TO THE HOLDERS OF COMMON STOCK
OF CITIZENS CORPORATION:

                                  INTRODUCTION

  The following information amends and supplements the Offer to Purchase dated November 2, 1998 (the "Offer to Purchase") of Citizens Acquisition Corporation (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC"). The Purchaser has increased the price at which it is offering to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation (the "Company"), that AFC and its subsidiaries do not already own, from $29.00 per Share to $33.25 per Share (as so amended, the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the Letter of Transmittal and the revised Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

  Except as otherwise set forth in this Supplement or the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related Letter of Transmittal remain applicable in all respects to the Offer and this Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms used herein and otherwise not defined are used as defined in the Offer to Purchase. Procedures for tendering Shares are set forth under the headings "The Offer--Procedures for Tendering Shares" in the Offer to Purchase and under the heading "The Amended Offer--Procedures for Tendering Shares" in this Supplement.

  The Citizens Special Committee on behalf of Citizens has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Commission recommending that the Unaffiliated Stockholders accept the Offer and tender their shares. In arriving at its recommendation, the Citizens Special Committee indicates that it considered, among other factors, the opinion of Merrill Lynch & Co. ("Merrill Lynch"), the independent financial advisor to the Citizens Special Committee, to the effect that the Offer Price of $33.25 per Share is fair to the Unaffiliated Stockholders from a financial point of view.

                                SPECIAL FACTORS

BACKGROUND

  Following the commencement of the Offer, the Citizens Special Committee selected Merrill Lynch as its independent financial advisor and Cleary, Gottlieb, Steen & Hamilton ("Cleary Gottlieb") as its legal counsel.

  On November 8, 1998, a representative of Merrill Lynch contacted AFC management to communicate the view of the Citizens Special Committee that the original $29.00 offer price was not fair to the Unaffiliated Stockholders. Merrill Lynch also communicated the Citizens Special Committee's request that the Offer be conditioned on the tender of a majority of the shares held by the Unaffiliated Stockholders. AFC indicated that in light of ongoing negotiations with the Citizens Special Committee it was unwilling at the time to condition the Offer on the tender of a majority of the shares held by the Unaffiliated Stockholders.

  On November 9, November 10 and November 11, 1998, representatives of Merrill Lynch, Goldman Sachs and AFC exchanged information and reviewed and discussed certain of their respective valuation analyses and underlying assumptions. On November 11, 1998, members of AFC management and representatives of Goldman Sachs met to review the status of negotiations and discuss how best to proceed. AFC instructed Goldman Sachs to communicate that AFC would be willing to consider increasing the Offer to $30.25 per Share if the Citizens Special Committee was prepared to find that such price was fair to the Unaffiliated Stockholders.

  On November 12, 1998, Merrill Lynch informed Goldman Sachs that the Citizens Special Committee was of the view that if an offer of $30.25 per Share were to be made, it would be unfair to the Unaffiliated Stockholders. On November 13, 1998, AFC management met and again reviewed the valuation information that was previously provided by Goldman Sachs to the AFC Board on October 27, 1998, as well as the views regarding the valuation of Citizens that Merrill Lynch had expressed during negotiations. AFC management instructed Goldman Sachs to indicate to Merrill Lynch that AFC would consider raising the Offer Price to $32.00 per Share, but only if the Citizens Special Committee would be in a position to make a determination that such price was fair to the Unaffiliated Stockholders.

  On November 14, 1998, Goldman Sachs presented AFC's proposal to Merrill Lynch. Later on November 14, 1998, Merrill Lynch communicated to Goldman Sachs that the Citizens Special Committee indicated that it would find a $32.00 offer price, if offered, to be inadequate.

  Throughout November 15 and November 16, 1998, the advisors for the Citizens Special Committee and AFC continued to discuss the terms of the Offer. AFC reviewed the substance of these discussions with its advisors and considered the existence of the lawsuits filed by certain of the Unaffiliated Stockholders. On November 16, 1998, these discussions and considerations resulted in an agreement between the Citizens Special Committee and AFC and the Purchaser pursuant to which AFC and the Purchaser agreed to amend the Offer to increase the Offer Price to $33.25 per Share and the Citizens Special Committee agreed to recommend acceptance of the Offer, as so amended, to the Unaffiliated Stockholders.

  Later on November 16, 1998, AFC and the Citizens Special Committe on behalf of Citizens issued a joint press release amending the Offer and announcing the Citizens Special Committee's agreement to recommend the Offer as so amended to the Unaffiliated Stockholders.

FAIRNESS OF THE TRANSACTION

  AFC and the Purchaser believe that the Transaction, including the Offer Price and the Merger Price, is fair to the Unaffiliated Stockholders. In making its determination, AFC and the Purchaser considered a number of factors. In particular, AFC and the Purchaser considered the arms-length, good faith negotiations between AFC and the Citizens Special Committee. The fact that Merrill Lynch was prepared to issue a fairness opinion to the effect that the $33.25 per Share Offer Price is fair to the Unaffiliated Stockholders from a financial point of view, that the Citizens Special Committee indicated it would find that the Offer is fair to and in the best interests of the Unaffiliated Stockholders, and that the Citizens Special Committee unanimously agreed to recommend that the Unaffiliated Stockholders accept the Offer. The other factors considered by AFC and the Purchaser in determining that the Offer is fair included the following:

  . The current and historical trading prices of the Shares and the fact that the $33.25 per Share price to be paid in the Offer and the Merger represents a premium of approximately 20.6% over the closing price of the Shares on October 26, 1998, the last trading day before the public announcement of the Transaction (as reported on the NYSE Composite Tape) and a premium of 22.4% and 24.4% over the average of the closing prices of the Shares for the 30 and 60 day periods, respectively, immediately prior to such public announcement; the fact that while the high closing sales prices of Citizens' common stock for the first and second quarters of 1998 were $34 and $34 5/8, respectively, and were in excess of the Offer Price, the average closing sales prices of Citizens' common stock for the first and second quarters of 1998 were $30.42 and $32.47, respectively.

  . The information and analyses previously presented by Goldman Sachs, AFC's financial advisor, to the AFC Board on October 27, 1998, including Goldman Sachs' historical stock trading analysis, selected companies analysis, various discounted cash flow analyses and selected transaction analysis. See "Financial Analysis by AFC's Financial Advisor" in the Offer to Purchase.

  . That the Offer Price and the Merger Price represent a premium of approximately 26.9% over the book value per Share of $26.21 as of June 30, 1998 and a premium of approximately 27% over the book value per Share of $26.11 as of September 30, 1998.

  . That the Offer Price and the Merger Price represent a premium of approximately 22.9% over the most recent price paid by Citizens for its purchase of Shares. See "Transactions Concerning the Shares" in the Offer to Purchase.

  . That the terms of the Transaction, including the structural features of the Offer which provide for a prompt cash tender offer for all outstanding Shares held by the Unaffiliated Stockholders to be followed, if certain conditions are satisfied, by a merger for the same consideration, enable the Unaffiliated Stockholders to obtain the benefits of the Transaction in exchange for their Shares at the earliest possible time.

  . That while the consummation of the Offer is not conditioned on the tender of a majority of the Shares held by the Unaffiliated Stockholders, (i) AFC negotiated and came to an agreement with the independent Citizens Special Committee, (ii) the Citizens Special Committee determined that the Offer is fair to the Unaffiliated Stockholders and (iii) the Citizens Special Committee obtained an opinion of its independent financial advisor, Merrill Lynch, that the Offer Price is fair to the Unaffiliated Stockholders from a financial point of view.

  . That the Transaction structure permits each Unaffiliated Stockholder to decide whether or not to tender their Shares pursuant to the Offer; that the Transaction structure also provided the Unaffiliated Stockholders the opportunity to discuss their views regarding the Offer with the Citizens Special Committee.

  . That the Shares have generally had low trading volume and the Offer will provide holders with the opportunity for liquidity, without the transaction costs associated with open-market sales.

  . AFC's knowledge of the business, assets, operating results and prospects of Citizens, the risks involved in achieving those prospects and the general condition, outlook and trends of the property and casualty industry; the projections of Citizens management for the year ending December 31, 1998, 1999 and 2000 which were utilized by Goldman Sachs in their various analyses of the valuation of Citizens. See "Certain Projections for Citizens" in the Offer to Purchase.

  . That the Unaffiliated Stockholders would not have the opportunity to participate in any future earnings of Citizens, but that they would receive a fair price for their Shares.

  . The fact that the plaintiffs in the shareholder litigation brought in connection with the Offer had indicated that the payment of the increased Offer Price of $33.25 was sufficient to settle such lawsuits. See "Certain Litigation."

  . That AFC has no present intention of selling its Shares to a third party and no third party has made an offer for the Shares.

  . That the Unaffiliated Stockholders may exercise rights of appraisal under the DGCL in connection with the Merger.

  AFC and the Purchaser did not find it practicable to, and therefore did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their conclusion as to fairness. Furthermore, while AFC and the Purchaser considered the positive and negative implications of each of the foregoing factors, on balance, AFC and the Purchaser viewed each of these factors favorably.

AFC and the Purchaser determined the liquidation value of Citizens to be less than the Offer Price and given that AFC had no intention of liquidating Citizens, AFC and the Purchaser did not find the liquidation value of Citizens to be material to the determination of the Offer Price.

  AFC and the Purchaser determined the initial Offer Price after considering many factors, including the current and historical trading prices of the Shares, the information and analyses presented by Goldman Sachs and the premium over book value represented by the initial Offer. The initial Offer Price was determined without negotiations with or input by Citizens or the Citizens Special Committee. The $33.25 Offer Price was determined through extensive arms-length negotiations between AFC and the Citizens Special Committee. In determining to seek to acquire the Shares at this time, AFC and the Purchaser considered the initiatives of the new senior management of AFC's property and casualty business to further integrate AFC's various property and casualty businesses, which it believed could be better accomplished with Citizens as a wholly owned subisidary.

  In considering the procedural fairness of the transaction to the Unaffiliated Shareholders, AFC evaluated seeking to reach an agreement with a special committee of the Citizens Board prior to commencing the Offer. However, AFC decided to first announce promptly its Offer, in order to allow the Unaffiliated Stockholders to independently assess the merit of the Offer, and then negotiate with the Special Committee on behalf of the Unaffiliated Stockholders. AFC believed that this process would provide the Unaffiliated Stockholders with the most information about the Offer, as well as the opportunity to communicate their views directly to the Citizens Special Committee, while still affording them the protection offered by negotiations with the Citizens Special Committee. The AFC Board did not consider any transaction structure other than a tender offer as a means of acquiring the Shares.

  Citizens has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Commission recommending acceptance of AFC's amended Offer of $33.25.

CERTAIN LITIGATION

  Since the filing by AFC and the Purchaser of the Schedule 14D-1 on November 2, 1998, an additional lawsuit has been commenced by an Unaffiliated Stockholder in the Delaware Court of Chancery; Hunter v. O'Brien, et al, Civil Action No. 16772. On November 16, 1998, the parties to each of the Delaware actions described in the Offer to Purchase and the parties to the action described above (the "Actions") executed an Memorandum of Understanding (an "MOU") memorializing an agreement-in-principle to settle such Actions. Under the terms of the MOU, the parties to the Actions have agreed to use their best efforts to execute and present a formal Stipulation of Settlement to the Delaware Chancery Court as soon as practicable. In the event that the Delaware Chancery Court approves the proposed settlement, it is anticipated that the Delaware Actions will be dismissed with prejudice as to the individual plaintiffs and the class of Unaffiliated Stockholders. The consideration for the plaintiffs' agreement to such settlement is the right of such plaintiffs to receive, along with each other Unaffiliated Shareholder, the Offer Price (the amount of which had been increased by AFC and the Purchaser during negotiations with the Special Committee from the Offer Price initially proposed by AFC at the time the Actions were instituted).

                               THE AMENDED OFFER

AMENDED TERMS OF THE OFFER

  The price to be paid for Shares purchased pursuant to the Offer has been increased from $29.00 to $33.25 per Share, net to the seller in cash, without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), after the Expiration Date, Purchaser will promptly accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the section entitled "The Tender Offer-- Withdrawal Rights" of the Offer to Purchase. All stockholders whose Shares are tendered and purchased pursuant to the Offer (including those Shares tendered prior to the date hereof) will receive the increased price.

  THE EXPIRATION DATE OF THE OFFER HAS NOT BEEN EXTENDED AND THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 2, 1998, unless and until Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Shares tendered pursuant to the Offer may be withdrawn in the manner set forth in the section entitled "The Tender Offer--Withdrawal Rights" of the Offer to Purchase at any time unless theretofore accepted for payment as provided in the Offer.

  In addition to the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment, purchase or pay for any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if at any time on or prior to the Expiration Date, any one or more of the events described in the Offer to Purchase under "The Offer--Conditions to Offer" shall occur.

PROCEDURE FOR TENDERING SHARES

  Tendering stockholders may continue to use the original BLUE Letter of Transmittal previously circulated with the Offer to Purchase or may use the revised GREEN Letter of Transmittal circulated with this Supplement. Although the BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless receive the increased Offer price of $33.25 per Share for each Share validly tendered (and not properly withdrawn) and accepted for payment pursuant to the Offer, subject to the conditions of the Offer. Tendering stockholders may continue to use the YELLOW Notice of Guaranteed Delivery previously circulated with the Offer to Purchase.

  STOCKHOLDERS WHO PREVIOUSLY TENDERED THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $33.25 PER SHARE, EXCEPT AS MAY BE REQUIRED BY THE PROCEDURE FOR GUARANTEED DELIVERY IF SUCH PROCEDURE WAS UTILIZED.

  See the section entitled "The Tender Offer--Withdrawal Rights" of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Offer.

PRICE RANGE OF SHARES; DIVIDENDS

  The common stock of Citizens is traded on the New York Stock Exchange under the symbol "CZC." The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share as reported on the NYSE Composite Tape and the dividends per Share declared.

                                                     HIGH       LOW    DIVIDENDS
                                                   --------- --------- ---------
1996
  First Quarter................................... $20 1/8   $18 1/2     $0.05
  Second Quarter.................................. $19 5/8   $18         $0.05
  Third Quarter................................... $22 3/8   $18 1/2     $0.05
  Fourth Quarter.................................. $22 3/4   $20 1/8     $0.05
1997
  First Quarter................................... $25 1/8   $22         $0.05
  Second Quarter.................................. $27 13/16 $23 7/8     $0.05
  Third Quarter................................... $30 7/16  $27 13/16   $0.05
  Fourth Quarter.................................. $31 1/16  $27 13/16   $0.05
1998
  First Quarter................................... $34       $26 11/16   $0.05
  Second Quarter.................................. $34 5/8   $30 9/16    $0.05
  Third Quarter................................... $31 7/16  $23 7/8     $0.05
  Fourth Quarter (through November 16)............ $31       $25 7/8     $0.05

  On October 26, 1998, the last full trading day preceding public announcement of the Offer, the closing price per share of Citizens common stock on the NYSE Composite Tape was $27 9/16. November 13, 1998, the last full trading day prior to the announcement of the increased Offer Price, the closing price per share of Citizens common stock on the NYSE Composite Tape was $30 3/8. November 16, 1998, the most recent practicable date prior to the printing of this Supplement, the price per share for the last trade of Citizens common stock before trading of Citizens common stock was halted (prior to the issuance of the press release announcing the increased Offer Price) was $30 7/16.

  STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES PRIOR TO DECIDING WHETHER TO TENDER IN RESPONSE TO THE OFFER.

SELECTED FINANCIAL INFORMATION OF AFC

  Set forth below is certain consolidated financial information with respect to AFC and its subsidiaries excerpted from the information contained in the AFC Annual Report on Form 10-K (the "AFC 10-K") and the AFC Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "AFC 10-Q"). More comprehensive financial information is included in the AFC 10-K and such AFC 10-Q and other documents filed by AFC with the Commission, and the following summary is qualified in its entirety by reference to such information. The AFC 10-K and the AFC 10-Q and such other documents are available for inspection and copies thereof should be obtainable in the manner set forth below under "-- Available Information." Certain prior year amounts have been reclassified to conform to the current year presentation.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                      OF ALLMERICA FINANCIAL CORPORATION

                                AT OR FOR THE
                              NINE MONTHS ENDED          AT OR FOR THE
                                SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                             ------------------- -----------------------------
                               1998      1997      1997      1996      1995
                             --------- --------- --------- --------- ---------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues.................... $ 2,564.2 $ 2,543.1 $ 3,395.6 $ 3,285.1 $ 3,263.9
                             --------- --------- --------- --------- ---------
Income before extraordinary
 item....................... $   135.3 $   114.3 $   209.2 $   181.9 $   146.0
Extraordinary item-
 demutualization
 expenses(1)................       --        --        --        --      (12.1)
                             --------- --------- --------- --------- ---------
Net income.................. $   135.3 $   114.3 $   209.2 $   181.9 $   133.9
                             ========= ========= ========= ========= =========
Net income per share
 (basic)(2)................. $    2.26 $    2.16 $    3.83 $    3.63 $    2.61
                             ========= ========= ========= ========= =========
Net income per share
 (diluted)(2)............... $    2.24 $    2.16 $    3.82 $    3.63 $    2.61
                             ========= ========= ========= ========= =========
Adjusted Net Income(3)...... $   149.3 $   125.3 $   181.0 $   137.9 $   116.4
                             ========= ========= ========= ========= =========
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets................ $25,244.6 $21,967.2 $22,549.0 $18,970.3 $17,757.7
Long-term debt..............     199.5     202.1     202.1     202.2     202.3
Total liabilities...........  22,310.6  19,257.6  19,714.8  16,461.6  15,425.0
Minority interest:
 Mandatorily redeemable pre-
  ferred securities of a
  subsidiary trust holding
  solely junior subordinated
  debentures of AFC(4)......     300.0     300.0     300.0       --        --
 Common stock(5)............     153.7     146.2     152.9     784.0     758.5
                             --------- --------- --------- --------- ---------
                                 453.7     446.2     452.9     784.0     758.5
Equity......................   2,480.3   2,263.4   2,381.3   1,724.7   1,574.2

--------
(1) Demutualization expenses relate to costs associated with conversion from a mutual life insurance company to a stock life insurance company. The demutualization resulted in the issuance of 37.5 million shares of AFC common stock. Concurrent with the demutualization was an initial public offering which resulted in issuance of an additional 12.6 million shares of AFC common stock. The demutualization and initial public offering occurred during the quarter ended December 31, 1995.

(2) Net income per share for the nine months ended September 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 are based on a weighted average of the number of shares outstanding for each period presented. The net income per share for the year ended December 31, 1995 is unaudited and is pro forma based on a weighted average of the number of shares that would have been outstanding for the year had the demutualization transaction and the initial public offering of AFC Common Stock occurred as of January 1, 1995, and does not represent a projection or forecast of AFC's consolidated results of operations for any future period.

   All earnings per share amounts for all periods presented have been prepared in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of the aforementioned standard did not have a material effect on previously reported earnings per share. The diluted weighted average shares outstanding applicable to AFC Common Stock were 60.5 million and 53.0 million for the nine months ended September 30, 1998 and 1997, respectively, and 54.8 million, 50.1 million and 50.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The basic weighted average shares outstanding for the nine months ended September 30, 1998 and 1997 were 60.0 million and 52.9 million, respectively, and 54.7 million, 50.1 million, and 50.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(3) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including net realized gains and losses on the sales of investments, net gains and losses on disposals of businesses, extraordinary items, differential earnings tax and certain other items. While these items may be significant components in understanding and assessing AFC's financial performance, management believes adjusted net income enhances an investor's understanding of AFC's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, adjusted net income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

(4) In February 1997, AFC Capital Trust (the "Trust"), a subsidiary business trust of AFC, issued $300.0 million Series A Capital Securities, which pay cumulative dividends at a rate of 8.207% semiannually. The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures due 2027 of AFC. Through certain guarantees, the Subordinated Debentures and the terms of related agreements, AFC has irrevocably and unconditionally guaranteed the obligations of the Trust under the Capital Securities.

(5) AFC's interest in APY, through its wholly owned subsidiary SMA Financial Corp., was represented by ownership of 59.5% and 58.3% at December 31, 1996 and December 31, 1995, respectively. Subsequent to the merger of AFC and APY on July 16, 1997, minority interest reflects AFC's interest in Citizens Corporation of 82.5% at September 30, 1997 and December 31, 1997, and 83.2% at September 30, 1998.

SELECTED FINANCIAL INFORMATION OF CITIZENS


  Set forth below is certain selected consolidated financial information with respect to Citizens and its subsidiaries excerpted from the information contained in the Citizens' Annual Report on Form 10- K (the "Citizens 10-K") and Citizens' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. More comprehensive financial information is included in the Citizens' 10-K and the Citizens' 10-Q and other documents filed by Citizens with the Commission, and the following summary is qualified in its entirety by reference to such information. The Citizens' 10-K and the Citizens' 10-Q and such other documents are available for inspection and copies thereof should be obtainable in the manner set forth below under "--Available Information."

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                            OF CITIZENS CORPORATION

                               AT OR FOR THE
                             NINE MONTHS ENDED               AT OR FOR THE
                               SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF INCOME
 DATA:
Revenues................  $     769.5 $     741.5 $     992.4 $     945.6 $     906.5
                          =========== =========== =========== =========== ===========
Net income..............  $      65.0 $      62.3 $      94.2 $      84.1 $      74.9
 Dividends on Series A
  preferred stock.......          --          --          --          --         (2.0)
                          ----------- ----------- ----------- ----------- -----------
Net income available to
 common shareholders....  $      65.0 $      62.3 $      94.2 $      84.1 $      72.9
                          =========== =========== =========== =========== ===========
Per common share data
 (basic and diluted)
 Net income available to
  common
  shareholders(1).......  $      1.85 $      1.77 $      2.67 $      2.37 $      2.02
                          =========== =========== =========== =========== ===========
Adjusted Net Income(2)..  $      43.6 $      45.7 $      76.9 $      75.1 $      72.5
                          =========== =========== =========== =========== ===========
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets............  $   2,633.3 $   2,601.5 $   2,605.3 $   2,503.0 $   2,470.8
Total liabilities.......      1,719.7     1,766.9     1,732.4     1,748.5     1,788.0
Equity..................        913.6       834.6       872.9       754.5       682.8
ADDITIONAL DATA:
Book value per
 share(1)...............  $     26.11 $     23.64 $     24.75 $     21.39 $     19.04
Ratio of earnings to
 fixed charges(3).......        80.2x       77.9x       63.5x       56.5x       25.3x
Statutory combined
 ratios(4)
 Citizens...............        103.5       103.5       101.1       100.4        98.6
 Property and casualty
  industry..............          --        101.1       101.8       105.8       106.5
Cash dividends declared
 per share..............  $      0.15 $      0.15 $      0.20 $      0.20 $      0.20

--------
(1) All earnings per share amounts for all periods presented have been prepared in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of the aforementioned standard had no effect on previously reported earnings per share. The weighted average shares outstanding applicable to Citizens Common Stock were 35.2 million and 35.3 million for the nine months ended September 30, 1998 and 1997, respectively. The weighted average shares outstanding applicable to Citizens Common Stock were 35.3 million, 35.5 million and
   36.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(2) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including net realized gains and losses on the sales of investments. While these items may be significant components in understanding and assessing Citizens' financial performance, management believes adjusted net income enhances an investor's understanding of Citizens' results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, adjusted net income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

(3) For purposes of determining the historical ratios of earnings to fixed charges, earnings consist of earnings before federal income taxes plus fixed charges. Fixed charges consist of the portion of operating lease rentals representative of the interest factor. In addition, fixed charges in 1995 include dividends on preferred stock.

(4) The amounts presented reflect ratios after policyholder dividends. Industry averages are from A.M. Best. Industry combined ratios after policyholder dividends are not yet published for the nine months ended September 30, 1998.

SOURCE AND AMOUNT OF FUNDS

  If all outstanding Shares (other than shares owned by the Purchaser and Shares subject to Options) are purchased pursuant to the Offer, the maximum amount required by the Purchaser to purchase such Shares will be approximately $195.9 million. In addition, the Purchaser and AFC expect to incur expenses of approximately $2 million in connection with the Transaction.

  AFC, the Purchaser and The Chase Manhattan Bank ("Chase") have entered into a commitment letter which provides for a $200 million revolving line of credit that expires in June 1999. Borrowings under the line of credit will be unsecured and will bear interest at a rate per annum equal to, at AFC's option, Chase's base rate or the eurodollar rate plus an applicable margin. The commitment letter provides that the loan documentation relating to the revolving line of credit will require AFC to provide Chase certain period financial reports and comply with certain financial ratios. AFC expects to enter into definitive documentation with respect to the revolving line of credit on or prior to December 1, 1998. AFC expects to repay these borrowings with cash from operations. AFC and the Purchaser intend to pay the purchase price for the Shares and any related fees and expenses from borrowings under the Chase line of credit, its working capital and other cash on hand. The Offer is not conditioned upon the closing of the Chase credit facility or upon AFC obtaining any other arrangements for the financing of the Offer.

MISCELLANEOUS

  The Offer is being made to all holders of Shares, but is not being made in any jurisdiction where the making of such would not be in compliance with applicable law. If the Purchaser becomes aware of any state where the making of the Offer is prohibited by applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after the good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman Sachs or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR AFC NOT CONTAINED HEREIN OR IN THE OFFER TO PURCHASE AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rules 13e-3 and 14d-1 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed a Schedule 13E-3 and a Schedule 14D-1, together with exhibits in each case, furnishing additional information with respect to the Offer and Merger. Such Schedule 13E-3, Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning Citizens in "Available Information" in the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                          Citizens Acquisition Corporation

November 17, 1998

  The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Citizens or his broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth below.

                               The Depository is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

        By Hand:             By Overnight Courier:            By Mail:
   First Chicago Trust    First Chicago Trust Company    First Chicago Trust
       Company of                 of New York                  Company
        New York              Tenders & Exchanges            of New York
   Tenders & Exchanges           Suite 4680-CIT          Tenders & Exchanges
 c/o Securities Transfer   14 Wall Street, 8th Floor       Suite 4660-CIT
           and                 New York, NY 10005           P.O. Box 2569
 Reporting Services Inc.                               Jersey City, NJ 07303-
   100 William Street,                                          2569
        Galleria
   New York, NY 10038

  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                   CORPORATE INVESTOR COMMUNICATIONS, INC.
             111 Commerce Road . Carlstadt, New Jersey 07072-2586
                    Banks and Brokers call (800) 346-7885
                   All others call Toll Free (888) 296-3503



                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                         (212) 902-1000 (Call Collect)
                           (800) 323-5678 (Toll Free)